# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DBV Technologies S.A., CIK 0001613780
CUSIP: 23306J309
Title of class of securities: Ordinary shares, nominal value 0.10 euro per share, represented by American Depository Shares
Address of issuer's principal executive offices: 107 avenue de la Republique, Chatillon, France (I0), 92320
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 11,820,005; shared voting power 0; sole dispositive power 11,820,005; shared dispositive power 0; aggregate amount beneficially owned 11,820,005 (4% of the class)
  Comment: The reported ordinary shares, nominal value 0.10 euro per share (the "Ordinary Shares") of DBV Technologies S.A. (the "Issuer"), represented by 2,364,001 American Depository Shares ("ADSs"), are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage is calculated based on 296,042,447 Ordinary Shares outstanding of the Issuer as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on April 30, 2026.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 11,820,005; shared voting power 0; sole dispositive power 11,820,005; shared dispositive power 0; aggregate amount beneficially owned 11,820,005 (4% of the class)
  Comment: The reported Ordinary Shares of the Issuer, represented by 2,364,001 ADSs, are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage is calculated based on 296,042,447 Ordinary Shares outstanding of the Issuer as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on April 30, 2026.
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,517,840; shared voting power 0; sole dispositive power 1,517,840; shared dispositive power 0; aggregate amount beneficially owned 1,517,840 (0.5% of the class)
  Comment: The reported Ordinary Shares of the Issuer, represented by 303,568 ADSs, are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage is calculated based on 296,042,447 Ordinary Shares outstanding of the Issuer as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on April 30, 2026.
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,517,840; shared voting power 0; sole dispositive power 1,517,840; shared dispositive power 0; aggregate amount beneficially owned 1,517,840 (0.5% of the class)
  Comment: The reported Ordinary Shares of the Issuer, represented by 303,568 ADSs, are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage is calculated based on 296,042,447 Ordinary Shares outstanding of the Issuer as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on April 30, 2026.

## Item 1. Issuer
Name of issuer: DBV Technologies S.A.
Address of issuer's principal executive offices: 107 avenue de la Republique, 92320 Chatillon, France

## Item 2. Person Filing
Name of person filing:
Vivo Opportunity Fund Holdings, L.P. and its General Partner Vivo Opportunity, LLC

Vivo Opportunity Cayman Fund, L.P. and its General Partner Vivo Opportunity Cayman, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Opportunity Fund Holdings, L.P. is a Delaware limited partnership.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Opportunity Cayman Fund, L.P. is a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Vivo Opportunity, LLC may be deemed to beneficially own 11,820,005 Ordinary Shares, represented by 2,364,001 ADSs. The securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

Vivo Opportunity Cayman, LLC may be deemed to beneficially own 1,517,840 Ordinary Shares, represented by 303,568 ADSs. The securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
Percent of class:
Vivo Opportunity Fund Holdings, L.P.: 4.0%
Vivo Opportunity, LLC: 4.0%
Vivo Opportunity Cayman Fund, L.P.: 0.5%
Vivo Opportunity Cayman, LLC: 0.5%
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 11,820,005 Ordinary Shares, represented by 2,364,001 ADSs
Vivo Opportunity, LLC: 11,820,005 Ordinary Shares, represented by 2,364,001 ADSs
Vivo Opportunity Cayman Fund, L.P.: 1,517,840 Ordinary Shares, represented by 303,568 ADSs
Vivo Opportunity Cayman, LLC: 1,517,840 Ordinary Shares, represented by 303,568 ADSs
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P.: 11,820,005 Ordinary Shares, represented by 2,364,001 ADSs
Vivo Opportunity, LLC: 11,820,005 Ordinary Shares, represented by 2,364,001 ADSs
Vivo Opportunity Cayman Fund, L.P.: 1,517,840 Ordinary Shares, represented by 303,568 ADSs
Vivo Opportunity Cayman, LLC: 1,517,840 Ordinary Shares, represented by 303,568 ADSs
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (05/12/2026)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (05/12/2026)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity Cayman, LLC, General Partner (05/12/2026)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (05/12/2026)